UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Titan Energy, LLC

Full Name of Registrant

Atlas Resource Partners, L.P.

Former Name if Applicable

425 Houston Street, Suite 300

Address of Principal Executive Office (Street and Number)

Fort Worth, TX 76102

City, State and Zip Code.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Titan Energy, LLC (the “Company”) for the year ended December 31, 2017 could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete the preparation of its oil and gas reserve report and related analysis as of December 31, 2017. The Company anticipates filing its Form 10-K no later than fifteen calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey M. Slotterback	(800)	251-0171
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company’s application of fresh start accounting following its emergence from chapter 11 on September 1, 2016 (the “Plan Effective Date”), the Company’s assets and liabilities were recorded at their estimated fair values. Accordingly, the Company’s financial condition, results of operations, and cash flows for the fiscal year ended December 31, 2017 may not be comparable to its financial condition, results of operations, and cash flows prior to and after the Plan Effective Date during the fiscal year December 31, 2016.

Titan Energy, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

TITAN ENERGY, LLC

Date	April 3, 2018	By:	/s/ Jeffrey M. Slotterback
Jeffrey M. Slotterback
Chief Financial Officer